Exhibit 17.1

RESIGNATION

March 2, 2022

I, Renee Noto, do hereby voluntarily resign as a member of the board of directors of QualTek Services Inc., a Delaware corporation, without the need for acceptance or further action by any other person, to be effective as of the date hereof.

Respectfully submitted,

/s/ Renee Noto
Renee Noto